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                                                                  EXHIBIT (a)(3)

                        [LOGO OF LOOKSMART APPEARS HERE]

                               February 20, 2001

Dear Option Holders:

   Enclosed are documents explaining our new stock option exchange program. Because we believe in the importance of equity ownership by employees, and in light of the recent downturn in the stock market, we decided to make available this option exchange program. This program encourages employee ownership by allowing some option holders to exchange their current stock options for options with a lower exercise price, subject to terms, conditions and consequences described in the documents accompanying this letter.

   Please carefully read all the documents and instructions enclosed with this letter. You must return the Election Form to Doris Young, Stock Plan Administrator, no later than 12:00 midnight, Pacific Standard Time,
March 20, 2001, unless the offer is extended.

   If you have any questions about the program, please contact Doris Young at
(415) 348-7571 or by e-mail at options@looksmart.net.

                                          Sincerely,

                                          Evan Thornley
                                          Chief Executive Officer and Chairman
                                           of the Board

Enclosures
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                      SUMMARY OF TERMS OF OPTION EXCHANGE

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           RESPONSE NEEDED BY 12:00 MIDNIGHT, PACIFIC STANDARD TIME,
                ON MARCH 20, 2001, UNLESS THE OFFER IS EXTENDED.

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You must check your election and sign and date the Election Form and return it to Stock Options Office, Attn: Doris Young, LookSmart, Ltd., 625 Second Street, San Francisco, California 94107 before 12:00 midnight, Pacific Standard Time, on March 20, 2001, unless the offer is extended. If you have any questions, please contact Doris Young, whose contact information is set forth below.

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The following description summarizes some of the terms and conditions of the offer to exchange options. Please read the Offer to Exchange as well because the information in this summary is not complete.

   Who Can Participate in the Exchange? Any regular service provider who has been continuously employed by LookSmart, Ltd. from the date he or she elects to exchange his or her eligible options through the expiration of this offer may exchange all of his or her stock option grants with exercise prices of more than $2.50 per share, on an all-or-nothing basis, for a new grant. In addition to other options, we are excluding from the offer the special one-time stock option grants that were granted in April, May and October of 2000 (the "special options"). However, the special options will be cancelled if you accept the offer.

   How Many New Options Will I Receive? If you accept our offer, we will grant you new options to purchase that number of shares of common stock which is equal to the number of shares of common stock subject to the eligible options. The exact number of shares subject to the eligible options and special options that you have now and that you would have if you accepted the offer is set forth in the Election Form. Please look at the Election Form now and contact Doris Young if you have any questions.

   What is the Exercise Price Per Share of the New Options? Each new option will have an exercise price equal to $2.50 per share.

   What is the Vesting Period of the New Options? Each new option will vest on the same vesting schedule as the option for which it was exchanged. Your vesting commencement date will also remain the same for each of your new options.

   What is the Termination Date of the New Options? Each new option will have a term that expires at 12:00 midnight, Pacific Standard Time, on December 31, 2005.

   What does the Company Recommend that I Do? Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should elect to exchange or refrain from electing to exchange your options. You must make your own decision whether to elect to exchange options. Our board of directors recognizes that the decision to accept the offer is an individual one that should be based on a variety of factors and you should consult with your personal advisors if you have questions about your financial or tax situation.

   What Happens to My Eligible Options and Special Options if I Accept the Offer? If you accept the offer, all of your eligible options and special options will be cancelled and you will have no further right or interest in those options, whether vested or unvested.

   What is the U.S. Tax Treatment of the New Options? If you accept the offer, you will not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant new options to you. Also note that no new option will qualify as an incentive stock option under the Internal Revenue Code of 1986 and, therefore, new options will not be eligible for the special tax treatment that applies to incentive stock options. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer.

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   What Happens if I Don't Accept the Offer? If you do not accept the offer to exchange options, you will keep all of your current options, including special options, and will not receive any new options. All of your options will retain their current exercise price and current vesting schedule. However, if you currently have incentive stock options that are eligible options under this offer and you do not accept the offer, see Question 16 of the "Summary Term Sheet" in the Offer to Exchange.

   Can I Change My Mind? Yes, until the expiration of the offer. After you turn in the Election Form, you may change your election at any time before 12:00 midnight, Pacific Standard Time, on March 20, 2001 (unless LookSmart extends the deadline, of which extension you will be informed) by delivering a signed Change in Election Form to Stock Options Office, Attn: Doris Young, LookSmart, Ltd., 625 Second Street, San Francisco, California 94107. Doris Young can provide you with a Change in Election Form. You may contact her by calling
(415) 348-7571 or by e-mail at options@looksmart.net.

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